SORL AUTO PARTS, INC.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People’s Republic of China

August 30, 2006

Via Fax and Edgar

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Sorl Auto Parts, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 27, 2006
Amendment 2 to Form 10-K for Fiscal Year Ended December 31, 2005
Filed July 27, 2006
Form 10-Q for Quarterly Period Ended March 31, 2006
Amendment 1 to Form 10-Q for Quarterly Period Ended March 31, 2006
File number 001-10892

Dear Mr. Ohsiek:

          This letter is in response to your letter of August 8, 2006 to David Ficksman regarding the above matter.

Amendment 2 to Form 10-K for Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 37

          Comment 1

          You are required to file a current report on Form 8-K when your board of directors, a committee of the board of directors, or an officer authorized to act when board action is not required concludes that any previously issued financial statements should not be relied upon. Please refer to Item 4.02 of Form 8-K. In that regard, you restated the statements of cash flows in the amendments to Forms 10-K and 10-Q filed on July 27, 2006 to correct errors in the classification of notes receivable. You also restated your financial statements in the amendments to Forms 10-KSB and 10-QSB filed on February 9, 2006 to correct errors in outstanding shares and earnings per share. Please file the required current reports on Form 8-K. The current reports should disclose all of the information required by Item 4.02 of Form 8-K.

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
August, 30, 2006

          Response to Comment 1

          A current report on Form 8-K as required by Item 4.02 has been filed to disclose the financial statements that have been revised for the correction of errors.

Consolidated Statements of Cash Flows, page 42

          Comment 2

          We reviewed your response to comment 1 in our letter dated July 5, 2006 and the revisions to correct the classification of notes receivable. Please revise to clearly label the 2005 and 2004 columns “as Restated.” Please also provide the disclosures required by paragraph 37 of APB 20. In addition, please have your auditors issue a revised audit opinion which refers to the restatement. Refer to Auditing Standards Codification AU Section 420.12. In addition, please revise that statements of cash flows included in Form 10-Q/A filed July 27, 2006 to label both columns “as Restated” and to provide the disclosures required by paragraph 37 of APB 20.

          Response to Comment 2

          The financial statements for the years ended December 31, 2005 and 2004 have been revised to clearly label the column headings in the statement of cash flows “as Restated”. Disclosure has also been added to discuss the reasons for the restatement under Note 20. The auditors’ report has been revised to add an explanatory paragraph introducing the restatement and the auditors’ report has also been dual dated accordingly.

          Similar revisions have been made to the quarter ended March 31, 2006 and 2005.

Amendment 1 to Form 10-Q for the Quarterly Period Ended March 31, 2006

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements, page 6

Note Q. Stock Compensation Plan

          Comment 3

          Please tell us the contractual term of the options issued on March 1, 2006. In this regard, we note that the expected life assumption used in estimating the grant-date fair value of the options was three years which also represents the vesting period. If the contractual term of the options exceeds three years, please tell us why your use of a three-year expected term is appropriate. In addition, in future filings please disclose the contractual term of options granted under your stock compensation plan.

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
August, 30, 2006

          Response to Comment 3

          The contractual term of the options that were issued in March was for a 3 year period. It was also expressed in the name of “expected life.” The revision has been made to refer to both terms as “contractual term” so as to avoid confusion. The contractual term of the options will be disclosed in all future filings.

          If you have any additional comments or questions, please communicate them to our counsel, David Ficksman as indicated below.

Very truly yours,

SORL Auto Parts, Inc.

By:	/s/ Xiao Ping Zhang

Xiao Ping Zhang

cc:	David Ficksman
Troy & Gould Professional Corporation
1801 Century Park East, 16th Flr.
Los Angeles, CA 90067